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                            April 4, 2022

       Bryan Bullett
       Chief Executive Officer
       Bit Digital, Inc
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-3
                                                            Filed March 31,
2022
                                                            File No. 333-257934

       Dear Mr. Bullett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-3

       Risk Factors, page 17

   1. To the extent that any of your officers and directors are located in China or Hong Kong, please add a risk
factor that addresses the difficulty of bringing actions against these individuals and
enforcing judgments against them. In this regard, we note your disclosure in the last paragraph
in your Enforceability of Civil Liabilities section on page 59.
 Bryan Bullett
FirstName
Bit Digital,LastNameBryan  Bullett
             Inc
Comapany
April       NameBit Digital, Inc
       4, 2022
April 24, 2022 Page 2
Page
FirstName LastName
      Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-
3666 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      Elliot H. Lutzker, Esq.